EXHIBIT 12.1 — STATEMENT RE: COMPUTATION OF RATIO
OF EARNINGS TO FIXED CHARGES
AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES

LIBERTY PROPERTY TRUST / LIBERTY PROPERTY LIMITED PARTNERSHIP
(Amounts in thousands except ratio amounts)

	Three months ended	Year ended December 31,
	March 31, 2005	2004	2003	2002	2001	2000
Earnings before fixed charges:
Income before allocation of minority interest and income from investments in unconsolidated subsidiaries (1)	$45,855	$170,114	$169,489	$168,345	$179,793	$176,442
Add: Interest expense	31,315	116,580	117,711	110,340	104,251	102,348
Depreciation expense on cap’d interest	913	3,442	3,140	2,944	2,311	1,809
Amortization of deferred financing costs	1,152	4,315	4,013	3,979	4,015	4,066

Earnings before fixed charges	$79,235	$294,451	$294,353	$285,608	$290,370	$284,665

Fixed charges:
Interest expense	$31,315	$116,580	$117,711	$110,340	$104,251	$102,348
Amortization of deferred financing charges	1,152	4,315	4,013	3,979	4,015	4,066
Capitalized interest	3,606	13,242	10,947	16,498	22,347	17,784

Fixed charges	36,073	134,137	132,671	130,817	130,613	124,198

Preferred share distributions	—	—	—	7,242	11,000	11,000
Preferred unit distributions	2,676	11,846	12,416	11,619	10,612	10,070

Combined fixed charges	$38,749	$145,983	$145,087	$149,678	$152,225	$145,268

Ratio of earnings to fixed charges	2.20	2.20	2.22	2.18	2.22	2.29

Ratio of earnings to combined fixed charges	2.04	2.02	2.03	1.91	1.91	1.96

(1)	Amounts for the three months ended March 31, 2005 and the years ended December 31, 2004, 2003, 2002, 2001, and 2000 have been reclassified to present properties that have been sold during 2005. As a result, operations have been reclassified to discontinued operations from continuing operations for all periods presented.